02044821

As filed with the Securities and Exchange Commission on June 28, 2002.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Year Ended December 31, 2001

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES ACT OF 1934

For the transition period from ________ to ________

Commission File No: ~~0-14320~~ 1-14953

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

UICI
4001 McEwen, Suite 200
Dallas, Texas 75244

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000.
2. Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000.
3. Schedule of Assets Held for Investment Purposes.
4. Schedule of Reportable Transactions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

June 27, 2002

Alan D. Tracy
Authorized member of the Administrative Committee

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

TABLE OF CONTENTS

WHITLEY PENN
CPAs AND PROFESSIONAL CONSULTANTS

Partners
Larry G. Autrey, P.C.
Felix J. Lozano III, P.C.
David L. Neal, P.C.
James C. Penn, P.C.
Thomas J. Rein, P.C.
Mark A. Topel, P.C.
J. Alan White, P.C.
B. Glen Whitley, P.C.

REPORT OF INDEPENDENT AUDITORS

Administrative Committee
UICI Employee Stock Ownership and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UICI Employee Stock Ownership and Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whitley Penn

Whitley Penn
Fort Worth, Texas
June 27, 2002

Fort Worth: 1701 River Run Road, Suite 507 • Fort Worth, Texas 76107 • (817) 258-9100 • *metro* (817) 498-0237 • *fax* (817) 877-3036
Mid-Cities: 860 West Airport Freeway, Suite 601 • Hurst, Texas 76054 • (817) 258-9100 • *metro* (817) 498-0237 • *fax* (817) 656-4013

www.wpcpa.com

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,

	2001	2000
ASSETS:		
Investments, at fair value:		
UICI Common Stock	$ 34,723,134	$ 13,303,065
UICI Common Stock - Unallocated Company Stock Account	9,136,638	7,717,769
Pacific Gateway Exchange, Inc. Common Stock	14	111
AMLI Residential Properties Trust	415,373	577,131
The Munder Cash Investment Fund Class K	4,647,970	4,685,862
Fidelity Advisor Intermediate Bond Fund, Institutional Class	569,860	249,767
Dreyfus 100% Treasury Intermediate Term Fund	338,377	195,238
Janus Balanced Fund	2,895,028	2,662,978
Federated Max-Cap Fund, Institutional Shares	1,812,972	1,764,888
Fidelity Advisor Equity Growth Fund, Institutional Class	1,844,815	1,804,443
Franklin Small Cap Growth Fund, Class I	1,341,057	1,574,010
Participant loans	598	1,160
Total investments	57,725,836	34,536,422
Cash	-	82,601
Accrued investment income	10,801	26,690
Participant contributions receivable	241,589	257,875
Employer contributions receivable	266,620	276,389
Total assets	$ 58,244,846	$ 35,179,977
LIABILITIES:		
Note payable	3,553,138	6,824,132
Accrued interest	9,838	14,171
Checks written in excess of bank balance	619	-
Total liabilities	$ 3,563,595	$ 6,838,303
NET ASSETS AVAILABLE FOR BENEFITS	$ 54,681,251	$ 28,341,674

See notes to financial statements.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,

	2001	2000
ADDITIONS TO NET ASSETS:		
Investment income:		
Dividends and interest	$ 339,496	$ 725,896
Net appreciation (depreciation) in fair value of investments	24,778,839	(8,397,615)
Total investment income	25,118,335	(7,671,719)
Contributions:		
Employer	3,583,304	4,690,379
Participant	3,458,850	4,378,407
Rollovers and plan to plan transfers	441,406	1,836,988
Total contributions	7,483,560	10,905,774
Total additions	32,601,895	3,234,055
DEDUCTIONS FROM NET ASSETS:		
Payments to participants	5,944,644	4,574,469
Accounts transferred to spin-off plan	-	2,704,051
Interest expense	317,674	181,069
Total deductions	6,262,318	7,459,589
NET INCREASE (DECREASE)	26,339,577	(4,225,534)
NET ASSETS AVAILABLE FOR BENEFITS		
At beginning of year	28,341,674	32,567,208
At end of year	$ 54,681,251	$ 28,341,674

See notes to financial statements.

A. DESCRIPTION OF PLAN

The following description of the UICI Employee Stock Ownership and Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and other plan documents for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan sponsored by and available to employees of UICI and its participating affiliated companies (the "Company"). The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited for their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and includes a qualified deferred arrangement, as described in Section 401(k) of the Code. The Plan also has features of an employee stock ownership plan ("ESOP"), whereby employer contributions are invested in UICI common stock (the "Company's stock"). The Plan and the Trust created thereunder became effective January 1, 1987, and are subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On August 11, 2000, the Plan became a "leveraged ESOP" when the Plan obtained a loan to purchase newly issued shares of the Company's stock. (See Note E.)

PLAN ADMINISTRATION

The Plan is administered by Administrative and Investment Committees appointed by the Company's Board of Directors (the "Board"). On August 14, 2000, Comerica Bank - Texas was appointed the Plan's trustee. Comerica Bank - Texas also became the Plan's recordkeeper upon receipt of Plan assets succeeding the former Trustee and recordkeeper, Chase Bank of Texas.

ELIGIBILITY

Employees of the Company who are at least 18 years of age participate in the Plan upon completing one calendar quarter of service.

CONTRIBUTIONS

Participants may contribute up to 15% of their annual compensation to the Plan ("salary deferrals"). Beginning January 1, 2002, Participants may contribute more than 15% of their compensation and Participants who will be at least 50 years of age during a plan year may contribute additional catch-up contributions (See Note H). Salary deferral percentages may be changed quarterly. Participant contributions also include rollovers and transfers from other qualified plans maintained by participants' former employers.

The Company is required to contribute an amount equal to 1% of participants' annual compensation ("supplemental contributions") and may contribute a larger percentage at its discretion. The Company set the level of supplemental contributions at 3% of annual compensation for 2001 and 2000. Matching contributions may also be made by the Company at the discretion of the Board. For 2001 and 2000, the Company matched one-half of a participant's salary deferral of 6% or less.

Monthly matching and supplemental contributions received by the Trust after August 11, 2000 are to be used to repay the ESOP Loan. It is anticipated that the contributions will repay the loan in advance of its scheduled maturity date. In the event the matching and supplemental contributions are less than that required to meet the minimum loan repayment requirements, the Company will make additional ESOP loan contributions sufficient to satisfy the loan repayment requirements.

When loan repayments are made, shares of the Company's stock are released from the Unallocated Company Stock Account and deposited in the UICI Common Stock Fund for allocation to participants' accounts. The number of shares released is determined under federal laws governing the administration of ESOPs.

All contributions to the Plan may not be in excess of limits provided in the Code.

PARTICIPANT DIRECTED ACCOUNTS

Participants have the right to direct the investment of their salary deferral accounts and their rollover or plan transfer accounts. Participants may invest in one or more of the nine investment options selected by the Investment Committee. Participants may realign invested balances daily if desired.

On February 3, 1998, the investment committee decided to discontinue offering the common stock of Pacific Gateway Exchange, Inc. (PGEX) as an investment option for new participant contributions. However, participants may continue to hold existing PGEX investments.

NON-PARTICIPANT DIRECTED ACCOUNTS

Participant direction rights do not extend to matching and supplemental contribution accounts, which are invested by the Investment Committee in the Company's stock or used to repay any outstanding ESOP loan.

EMPLOYEE STOCK OWNERSHIP COMPONENT OF THE PLAN (ESOP)

The Plan consists of two components – a non-ESOP component (participant directed) and an ESOP component (non-participant directed). The non-ESOP component generally consists of participants' salary deferral, rollover, and plan transfer accounts. The ESOP component generally consists of the matching and supplemental contribution accounts which are invested by the Investment Committee in the Company's stock or used to repay any outstanding ESOP loan.

INVESTMENT OPTIONS

Investment options available to participants and the related investment objectives are summarized below:

SINGLE SECURITIES –

- UICI COMMON STOCK – Funds are invested solely in common stock of UICI (NYSE: UCI).

- AMLI RESIDENTIAL PROPERTIES TRUST – The fund invests solely in shares of this real estate investment trust (NYSE: AML) focused on the development, acquisition and management of upscale apartment communities in the Southwest, Southeast, and Midwest regions of the U.S. The fund seeks current dividend income in addition to capital appreciation.

MUTUAL FUNDS –

- THE MUNDER CASH INVESTMENT FUND CLASS K – The fund is a money market fund. The fund's primary goal is to provide as high a level of current income as is consistent with maintaining liquidity and stability of principal. The fund invests solely in U.S. dollar-denominated debt securities with remaining maturities of 13 months or less and maintains an average dollar-weighted portfolio maturity of 90 days or less.

- FIDELITY ADVISOR INTERMEDIATE BOND FUND, INSTITUTIONAL CLASS – The fund's investment objective seeks high current income by investing in U.S. dollar-denominated investment-grade debt securities under normal conditions. When consistent with its primary objective, the fund may also seek capital appreciation. Although the fund can invest in securities of any maturity, the fund normally maintains a dollar-weighted average maturity between three and ten years.

- DREYFUS U.S. TREASURY INTERMEDIATE TERM FUND – The fund's investment objective seeks current income exempt from state and local income taxes and capital preservation. The fund invests primarily in U.S. Treasury securities but also may invest in other securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, repurchase agreements, and options and futures. The dollar-weighted average maturity of its portfolio is expected to range between three and ten years.

- JANUS BALANCED FUND – The fund's investment objective is long-term capital growth, consistent with preservation of capital and balanced by current income. It pursues its objective by normally investing 40%-60% of its assets in securities selected primarily for their growth potential and 40%-60% of its assets in securities selected primarily for their income potential. The fund normally invests at least 25% of its assets in fixed-income senior securities.

- FEDERATED MAX-CAP FUND, INSTITUTIONAL SHARES– The fund's investment objective is to seek to provide investment results that correspond to the aggregate price and dividend performance of publicly-traded common stocks by duplicating the composition of the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's.

- FIDELITY ADVISOR EQUITY GROWTH FUND, INSTITUTIONAL CLASS – The fund's investment objective seeks capital appreciation by investing primarily in common and preferred stock and securities convertible into the common stock of companies with above-average growth characteristics and normally invests at least 65% of the fund's total assets in common and preferred stocks. The fund looks for domestic and foreign companies with above-average growth characteristics compared to the average of the companies included in the S&P 500. The S&P 500 is a registered trademark of Standard & Poor's.

- FRANKLIN SMALL CAP GROWTH FUND, CLASS I – The fund's investment objective is long-term capital growth. Under normal market conditions, the fund invests at least 65% of total assets in equity securities of small cap growth companies. Small cap growth companies generally include companies that have market capitalization of less than $1.5 billion that fund managers believe are positioned for rapid growth in revenues or earnings and assets, characteristics that may provide for significant capital appreciation.

PARTICIPANT LOANS

The participant loans outstanding as of December 31, 2001 and 2000 are loans that were transferred into the Plan from the Educational Loan Administration Group, Inc. 401(k) Retirement Savings Plan in August of 2000. Beginning July 1, 2002, Participants will be able to borrow from their vested account balances (See Note H).

EARNINGS ALLOCATION

Plan earnings and market appreciation (depreciation) are allocated to participants' accounts daily based on individual account balances.

VESTING

Participants' contributions to the Plan and investment earnings or losses thereon are fully vested at the time of contribution. The number of years of service required to fully vest in Company matching and supplemental contributions and investment earnings or losses thereon was reduced from seven years (as shown below) to six years effective January 1, 2002 (See Note H).

Number of completed years of service	Vested percentage applicable through 2001
Less than 1 year	0%
1 year but less than 2 years	10%
2 years but less than 3 years	20%
3 years but less than 4 years	30%
4 years but less than 5 years	40%
5 years but less than 6 years	60%
6 years but less than 7 years	80%
7 years or more	100%

Participants automatically become fully vested when they attain the age of 65 or in the event they die or become permanently and totally disabled while employed by the Company.

PAYMENT OF BENEFITS

Benefits are payable to participants (or their beneficiary) upon termination of employment, normal retirement at age 65, total disability, or death. Participants employed by the Company may also request benefits after attaining age 59½ or upon financial hardship as defined by the Internal Revenue Service. *Benefit distributions are to be paid in whole shares of the Company's stock plus* cash for the participant's other investment funds, including fractional shares of the Company's stock. However, participants may elect to receive cash in lieu of shares of the Company's stock.

On May 9, 2000, the Company directed that the Plan be amended to add joint and survivor annuities as an optional form of benefit. Prior to the completion of the formal amendments to add this feature, the Company rescinded its prior decision due to concerns of additional administrative burden. Accordingly, the amendment to add a joint and survivor annuity payment option noted in the financial statements for the year ended December 31, 1999 was not implemented.

Assets that have been allocated to participants who have withdrawn from the Plan as of December 31, 2001 and 2000, but for which disbursements of these funds have not been made approximated $17,311,000 and $7,030,000, respectively. As of December 31, 2001, distribution requests from 12 participants were in process and had not been paid. All 12 requested distributions were subsequently paid on January 7, 2002 totaling $60,657.

REALLOCATION OF NON-VESTED BALANCES

The non-vested portion of matching and supplemental contribution accounts of a withdrawing participant are forfeited when the participant receives a distribution of vested benefits or after the passing of five years, whichever is earlier. If a participant received a distribution of vested benefits before January 1, 2000 and is rehired by the Company within five years, the non-vested amounts, if any, are restored to an account for the returning participant. Rehired participants that received a distribution of vested benefits on or after January 1, 2000 will be required to repay the distribution before non-vested benefits are restored to their accounts.

The non-vested portions forfeited by participants are reallocated on the last day of the year to participants who are employed by the Company on that date or who died or retired during the year. The allocation is made based on participants' annual compensation for the year. Annual compensation used in this allocation is limited to $40,000 for any one participant. Limiting compensation to $40,000 results in a more uniform forfeiture allocation among all participants. The value of 2001 and 2000 forfeitures at the end of each plan year were $1,048,000 and $350,000, respectively.

DIVERSIFICATION OF ESOP ACCOUNTS

Participants who are at least 55 years of age and have participated in the Plan for at least ten years may diversify specified portions of the Company's stock held in their ESOP accounts. Diversification may be accomplished 1) by realigning the specified portion of the ESOP accounts in any combination of the other investment funds available in the Plan or 2) by requesting a distribution of the specified portion from the ESOP accounts. The election is available to qualifying participants for a limited number of years and must be made within the first 90 days of the year.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make certain estimates and assumptions affecting amounts in the financial statements. Actual results could differ from these estimates and assumptions.

INVESTMENTS

Investments are stated at estimated fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Contributions are accrued in the period in which they are deducted in accordance with salary deferral arrangements and as they become obligations of the Company. Contributions exceeding allowable limits in the Code are accrued as liabilities due participants in the year the contributions were originally received.

PAYMENT OF BENEFITS

Benefits are recorded when paid. Benefits paid to participants using marketable securities are accounted for at market value on the date of distribution.

RISKS AND UNCERTAINTIES

Invested funds are exposed to various risks, such as interest rate, market, and credit risks. The nature and level of risks differ between stocks, bonds, or other investment securities. Changes in risks in the near term may materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

PLAN EXPENSES

The Plan bears no costs of plan administration. Certain administrative functions are performed by employees of the Company, including members of the Administrative and Investment Committees, without compensation from the Plan. Fees charged by the Plan's outside legal counsel and independent auditor plus the administration fees charged by the trustee and recordkeeper are borne by the Company.

C. INVESTMENTS

Individual investments with market values greater than 5% of net assets available for benefits on December 31, 2001 and 2000 are as follows:

	2001
UICI Common Stock	$ 34,723,134
UICI Common Stock - Unallocated Company Stock Account	9,136,638
The Munder Cash Investment Fund Class K	4,647,970
Janus Balanced Fund	2,895,028
Total	$ 51,402,770

	2000
UICI Common Stock	$ 13,303,065
UICI Common Stock - Unallocated Company Stock Account	7,717,769
The Munder Cash Investment Fund Class K	4,685,862
Federated Max-Cap Fund, Institutional Shares	1,764,888
Fidelity Advisor Equity Growth Fund, Institutional Class	1,804,443
Franklin Small Cap Growth Fund, Class I	1,574,010
Janus Balanced Fund	2,662,978
Total	$ 33,513,015

At December 31, 2001 and 2000, the percentage of the Plan's investments held in the Company's stock was 75.8% and 60.9%, respectively. The 2,572,084 allocated shares of the Company's stock held by the Plan on December 31, 2001 represents 5.5% of the 46,669,237 UICI common shares outstanding on that date. The 676,788 unallocated shares of the Company's stock held in the Unallocated Company Stock Account are not considered outstanding until the shares are released and allocated to participants.

During the years ended December 31, 2001 and 2000, the Plan's investments appreciated (depreciated) in value as indicated in the following table. The appreciated (depreciated) amounts include gains and losses on investments bought and sold as well as held during the year.

	2001			
	Allocated	Unallocated	Total	2000
Mutual Funds	$(1,064,045)	$ -	$(1,064,045)	$(1,009,483)
AMLI Residential Properties Trust	(11,066)	-	(11,066)	121,604
Pacific Gateway Exchange, Inc.	(4,761)	-	(4,761)	(65,840)
UICI Common Stock Fund	17,775,471	-	17,775,471	(8,882,385)
Unallocated Company Stock Account	-	8,083,240	8,083,240	1,438,489
Total appreciation (depreciation) in value	$ 16,695,599	$ 8,083,240	$ 24,778,839	$(8,397,615)

D. NONPARTICIPANT-DIRECTED INVESTMENTS

The net assets available for benefits relating to non-participant directed investments are as follows:

	2001			
	Allocated	Unallocated	Total	2000
ASSETS:				
Investments in UICI Common Stock, at fair value:				
Allocated Accounts	$27,941,681	$ -	$27,941,681	$10,062,122
Unallocated Company Stock Account	-	9,136,638	9,136,638	7,717,769
Total investments	27,941,681	9,136,638	37,078,319	17,779,891
Employer contributions receivable	-	266,620	266,620	276,389
Total assets	$27,941,681	$ 9,403,258	$37,344,939	$18,056,280
LIABILITIES:				
Note payable	-	3,553,138	3,553,138	6,824,132
Accrued interest	-	9,838	9,838	14,171
Total liabilities	$ -	$ 3,562,976	$ 3,562,976	$ 6,838,303
NET ASSETS AVAILABLE FOR BENEFITS	$27,941,681	$ 5,840,282	$33,781,963	$11,217,977

The changes in net assets available for benefits relating to non-participant directed investments are as follows:

	2001			
	Allocated	Unallocated	Total	2000
ADDITIONS TO NET ASSETS:				
Investment income:				
Net appreciation (depreciation) in fair value of investments	13,943,512	8,083,240	22,026,752	(5,091,984)
Other additions:				
Employer contributions	-	3,583,304	3,583,304	4,685,235
Allocation of shares	6,664,443	-	6,664,443	2,173,220
Total additions	20,607,955	11,666,544	32,274,499	1,766,471
DEDUCTIONS FROM NET ASSETS:				
Payments to participants	2,728,396	-	2,728,396	1,019,449
Accounts transferred to spin-off plan	-	-	-	729,605
Allocation of shares	-	6,664,443	6,664,443	2,173,220
Interest expense	-	317,674	317,674	181,069
Total deductions	2,728,396	6,982,117	9,710,513	4,103,343
NET INCREASE (DECREASE)	17,879,559	4, 684,427	22,563,986	(2,336,872)
NET ASSETS AVAILABLE FOR BENEFITS				
At beginning of year	10,062,122	1,155,855	11,217,977	13,554,849
At end of year	$ 27,941,681	$ 5,840,282	$ 33,781,963	$ 11,217,977

E. NOTE PAYABLE

On August 11, 2000, the Plan purchased 1,610,000 newly issued shares of the Company's stock at $5.25 a share for a total purchase price of $8,452,500 financed by a term loan ("ESOP loan") issued to the Company. The ESOP loan bears interest at the annual rate of 6.23% and is scheduled to be repaid in 36 monthly installments of $258,023 including interest. Monthly matching and supplemental contributions received by the Trust after August 11, 2000 will be used to repay the ESOP loan. It is anticipated that future matching and supplemental contributions will exceed the amount of scheduled installments and result in repayment of the ESOP loan in advance of its July 31, 2003 scheduled maturity date.

Scheduled principal payments required in each of the next two years are as follows:

2002	2,888,702
2003	664,436
Total	$3,553,138

The 1,610,000 shares of the Company's stock purchased in August 2000 transaction were deposited in the "Unallocated Company Stock Account" and will be released from this account for allocation to participants' accounts as the principal balance of the ESOP loan is reduced. Shares of the Company's stock in the Unallocated Company Stock Account are held as collateral for the outstanding ESOP loan.

The principal balance of the ESOP loan was reduced by $3,270,994 and $1,628,368 during 2001 and 2000, respectively. Accordingly, participants were allocated 623,047 shares of the Company's stock during 2001 worth $6,664,443 when released, an average value of $10.70 per share. During 2000 the Plan released 310,165 shares of the Company's stock to participants worth $2,173,220 at an average value of $7.01 per share.

F. PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

G. TAX STATUS

The Plan obtained determination letters on October 19, 1989 and January 25, 1996, in which the Internal Revenue Service concluded that the Plan, as then designed, was a qualified plan under Section 401(a) and was an employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan has been amended since receiving the most recent determination letter. The Plan and Trust were amended and restated effective January 1, 2001 during the 2002 Plan year (See Note H). On January 14, 2002 the Company requested a determination letter from the Internal Revenue Service for the amended and restated plan. The Company and the Plan's legal counsel believe that the Plan as newly designed and operated is in compliance with the applicable requirements of the Code.

Contributions to the Plan and any income thereon are not subject to income taxes until distributed to participants by the Plan. The amount of income tax participants or their beneficiaries must pay upon distribution of benefits is prescribed by the Code and is dependent upon the method and form of distribution.

H. PLAN AMENDMENTS

On December 6, 2001 the Company amended and restated the Plan and Trust effective January 1, 2001 to include prior amendments in a single plan document and single trust document. In addition, the amended and restated plan included the 6-year graduated vesting schedule required by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("the 2001 Act") to be effective for the 2002 plan year.

Number of completed years of service	Vested percentage effective in 2002
Less than 1 year	0%
1 year but less than 2 years	10%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

The Company implemented other discretionary opportunities contained in the 2001 Act by amending the Plan on February 6, 2002. The more notable discretionary opportunities implemented by the amendment are described below and were effective on January 1, 2002.

GENERAL DEFERRAL AND ANNUAL ADDITIONS LIMITS

Participants may reduce their compensation by any whole percentage and contribute their reduced compensation to the Plan ("salary deferrals"). However, salary deferrals cannot exceed the general deferral limit imposed by the Code ($11,000 for 2002). Before this change, salary deferrals were limited by the Plan to 15% of a Participant's compensation.

Additions to all accounts maintained for a Participant from all sources (excluding investment income) cannot exceed in any one year the lesser of the Participant's compensation or $40,000. Before this change annual additions were limited to the lesser of 25% of the Participant's compensation or $35,000.

CATCH-UP CONTRIBUTIONS

Participants who are at least age 50 or who will attain the age of 50 by the end of the year may make additional contributions in excess of the general deferral limit. For 2002, eligible participants can contribute an additional $1,000 as a catch-up contribution effectively increasing the general deferral limit from $11,000 to $12,000 for 2002. The additional amount allowed as a catch-up contribution increases by $1,000 each year to a maximum annual catch-up contribution of $5,000 by 2006.

SUSPENSION PERIOD FOLLOWING FINANCIAL HARDSHIP WITHDRAWALS

Participants are required to suspend their salary deferral contributions for a period of six months as a consequence of withdrawing funds for a financial hardship. Prior to 2002, the suspension period was one year.

CASH OUT RULES

After satisfying certain advance notice requirements, Plans are allowed to distribute vested benefits to participants who terminate with vested balances of less than $5,000. If a terminated participant's vested balance is over $5,000, distributions generally cannot be paid by the Plan until requested by the Participant. Beginning in 2002, Plan's are allowed to cash-out terminated participants with vested balances greater than $5,000 when the excess is attributable to balances in the Participant's rollover and transfer accounts.

Plan Loans will be available to active Participants beginning July 1, 2002. Participants may have only one loan outstanding at any time and may borrow no less than $1,000. Investments in a Participant's salary deferral, rollover, and transfer accounts will be sold to fund the Plan Loan. The amount a Participant may borrow is generally limited to the lesser of (a) 100% of their salary deferral, rollover, and transfer accounts, (b) 50% of the vested balance of all accounts, or (c) $50,000. Loans are to be repaid in level installments through payroll deduction over a period of not less than one year or greater than five years. Interest will be charged at a commercially reasonable rate and fixed at the time of the loan.

I. ASSET TRANSFERS

A participating employer, Insurdata, Incorporated ("Insurdata"), was merged with an unrelated corporation, HealthAxis.com, on January 7, 2000. Pursuant to the merger agreement, the Company agreed to spin-off the accounts of Insurdata participants to a new plan to be maintained by the merged company. On May 1, 2000 the Plan transferred the accounts of Insurdata participants totaling $2,704,051 to the new plan.

The Company acquired the assets of Core Marketing, Inc. ("Core") in 1998 and its employees continued participating in the United Group Service Centers, Inc. Private Ownership Plan ("POP plan") during 1998. Effective January 1, 1999, Core employees transferred to the Company and began participation in the Plan. Accounts of the former Core employees were spun-off from the POP plan and merged into the Plan on May 1, 2000. The Plan accepted and deposited $1,400,242 on May 1, 2000, which included the merged Core accounts and the final plan-to-plan transfers to and from the POP plan as described below.

The Plan will no longer accept plan-to-plan transfers of vested and non-vested benefits from the POP plan for its former participants hired by the Company after February 29, 2000. However, affected POP plan participants may transfer their vested POP plan benefits to the Plan as a normal rollover contribution.

Similarly, the Plan will not transfer vested and non-vested benefits to the POP plan for participants who separate from service with the Company after February 29, 2000. On May 1, 2000, the Plan paid the final plan-to-plan transfers to the POP plan.

The Plan accepted and received $165,963 in invested assets from the Educational Loan Administration Group, Inc. 401(k) Retirement Savings Plan in August 2000.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i
– SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001

FEIN: 75-2044750

PLAN NUMBER: 001

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
*	UICI Common Stock	2,069,754 common shares	$20,772,745	$27,941,679
*	UICI Common Stock- Unallocated Company Stock Account	676,788 common shares	3,553,137	9,136,638
	Participant-directed			
*	UICI Common Stock	502,330 common shares	4,793,926	6,781,455
	Pacific Gateway Exchange, Inc. Common Stock	3,438 common shares	130,930	14
*	AMLI Residential Properties Trust	16,470 trust shares	373,668	415,373
	The Munder Cash Investment Fund Class K	4,647,970 mutual fund shares	4,647,970	4,647,970
	Fidelity Advisor Intermediate Bond Fund, Institutional Class	53,060 mutual fund shares	565,044	569,860
	Dreyfus 100% Treasury Intermediate Term Fund	26,877 mutual fund shares	334,001	338,377
	Janus Balanced Fund	147,480 mutual fund shares	2,967,030	2,895,028
	Federated Max-Cap Fund, Institutional Shares	77,877 mutual fund shares	1,962,861	1,812,972
	Fidelity Advisor Equity Growth Fund, Institutional Class	36,698 mutual fund shares	2,215,220	1,844,815
	Franklin Small Cap Growth I Fund	43,024 mutual fund shares	1,412,816	1,341,057
*	Participant loan at 9.5 percent		598	598
	Total investments		$43,729,946	$ 57,725,836

Column (d) is not applicable for participant-directed individual accounts.

* Indicates a party-in-interest.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4j
– SCHEDULE OF REPORTABLE TRANSACTIONS

(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)

DECEMBER 31, 2001

FEIN: 75-2044750

PLAN NUMBER: 001

(a) Identity of party	(b) Description of investment	(c) Purchase price	(d) Selling price	(g) Cost	(h) Current value on transaction date	(i) Net gain
General public	UICI common stock	-	$2,891,680	2,822,837	2,891,680	68,843

Columns (e) and (f) are not applicable.

WP
WHITLEY PENN
CPAs AND PROFESSIONAL CONSULTANTS

Partners
Larry G. Autrey, P.C.
Felix J. Lozano III, P.C.
David L. Neal, P.C.
James C. Penn, P.C.
Thomas J. Rein, P.C.
Mark A. Topel, P.C.
J. Alan White, P.C.
B. Glen Whitley, P.C.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-11323 and 333-19891 of UICI on Form S-8 of our report dated June 27, 2002, appearing in this Annual Report on Form 11-K of the UICI Employee Stock Ownership and Savings Plan for the years ended December 31, 2001 and 2000.

Whitley Penn

Whitley Penn
June 27, 2002

Fort Worth: 1701 River Run Road, Suite 507 • Fort Worth, Texas 76107 • (817) 258-9100 • *metro* (817) 498-0237 • *fax* (817) 877-3036
Mid-Cities: 860 West Airport Freeway, Suite 601 • Hurst, Texas 76054 • (817) 258-9100 • *metro* (817) 498-0237 • *fax* (817) 656-4013
www.wpcpa.com